TRUTH AND TREASON, LLC
Profit & Loss

Accrual Basis

	Jan - Dec 24	Jan - Dec 23
Ordinary Income/Expense		
Income		
Production Services Income	1,681,667.00	0.00
Royalty Income	24,268.08	0.00
Total Income	1,705,935.08	0.00
Gross Profit	1,705,935.08	0.00
Expense		
Amortization Expense	9,000.00	9,000.00
Business Fees/Professional Fees	18.00	0.00
Fees and Late Charges	9,732.08	30.00
Interest Expense	41,400.02	0.00
Production Expenses	0.00	0.00
Professional Fees		
Accounting	985.00	2,360.00
Internet	65.97	0.00
Legal Fees	0.00	0.00
Total Professional Fees	1,050.97	2,360.00
Royalty Expense	0.00	0.00
Taxes		
State	100.00	100.00
Total Taxes	100.00	100.00
Total Expense	61,301.07	11,490.00
Net Ordinary Income	1,644,634.01	(11,490.00)
Other Income/Expense		
Other Income		
Interest Income	159.19	260.01
Other Income	0.30	0.00
Total Other Income	159.49	260.01
Other Expense		
Deferred Revenue	1,681,667.00	0.00
Merchant Fee	13,138.75	0.00
Total Other Expense	1,694,805.75	0.00
Net Other Income	(1,694,646.26)	260.01
Net Income	**(50,012.25)**	**(11,229.99)**


TRUTH AND TREASON, LLC
Balance Sheet


Accrual Basis

	Dec 31, 24	Dec 31, 23
ASSETS		
Current Assets		
Checking/Savings		
Chase Checking Account	437,201.24	7,078.21
Chase Savings Account	5,966.18	1,693,032.11
Total Checking/Savings	443,167.42	1,700,110.32
Other Current Assets		
N/R Maya Films	14,069.00	0.00
Total Other Current Assets	14,069.00	0.00
Total Current Assets	457,236.42	1,700,110.32
Other Assets		
Accumulated Amortization	(18,000.00)	(9,000.00)
Capitalized Film Production	7,887,314.72	1,589,620.69
Organization Costs	134,994.00	134,994.00
Tax Credits - Film Production	(1,183,015.90)	0.00
Total Other Assets	6,821,292.82	1,715,614.69
TOTAL ASSETS	**7,278,529.24**	**3,415,725.01**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable	412,255.12	3,000.00
Total Accounts Payable	412,255.12	3,000.00
Other Current Liabilities		
Loan From Llama Farm	609,687.08	0.00
N/P Kaleidocscope Media	0.00	0.43
N/P Kaleidoscope Pictures	0.00	0.33
N/P Movie Line Productions	0.00	0.13
Total Other Current Liabilities	609,687.08	0.89
Total Current Liabilities	1,021,942.20	3,000.89
Long Term Liabilities		
Unearned Revenue	1,666,666.99	0.00
Total Long Term Liabilities	1,666,666.99	0.00
Total Liabilities	2,688,609.19	3,000.89
Equity		
Angel Accel Master Fund - A1	779,258.00	0.00
Angel Accel Master Fund - A2	220,742.00	0.00
Angel Studios, Inc	389,105.04	389,105.04
Crowd Funding	865,530.00	852,391.25
Kaleidoscope Pictures, LLC	401,185.43	401,185.00
Legacy	1,300,000.00	1,100,000.00
Movie Line Productions	115,091.00	115,091.00
Retained Earnings	(11,216.17)	(14,055.18)
Tegland	250,000.00	250,000.00
VAS Portal, LLC	30,237.00	30,237.00
Whitaker Family	300,000.00	300,000.00
Net Income	(50,012.25)	(11,229.99)
Total Equity	4,589,920.05	3,412,724.12
TOTAL LIABILITIES & EQUITY	**7,278,529.24**	**3,415,725.01**

TRUTH AND TREASON, LLC
Statement of Cash Flows

	Jan - Dec 24
OPERATING ACTIVITIES	
Net Income	(50,012.25)
Adjustments to reconcile Net Income to net cash provided by operations:	
N/R Maya Films	(14,069.00)
Accounts Payable	409,255.12
Loan From Llama Farm	609,687.08
N/P Kaleidocscope Media	(0.43)
N/P Kaleidoscope Pictures	(0.33)
N/P Movie Line Productions	(0.13)
Net cash provided by Operating Activities	954,860.06
INVESTING ACTIVITIES	
Accumulated Amortization	9,000.00
Capitalized Film Production	(6,297,694.03)
Tax Credits - Film Production	1,183,015.90
Net cash provided by Investing Activities	(5,105,678.13)
FINANCING ACTIVITIES	
Unearned Revenue	1,666,666.99
Angel Accel Master Fund - A1	779,258.00
Angel Accel Master Fund - A2	220,742.00
Crowd Funding	13,138.75
Kaleidoscope Pictures, LLC	0.43
Legacy	200,000.00
Retained Earnings	14,069.00
Net cash provided by Financing Activities	2,893,875.17
Net cash increase for period	(1,256,942.90)
Cash at beginning of period	1,700,110.32
Cash at end of period	**443,167.42**

I, Russ Kendall, certify that the financial statements of Truth and Treason, LLC, included in this Form are true and complete in all material respects.

Russ Kendall
Manager